FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

November 9, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

November 9, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is very pleased to announce the launch of its new media-rich website. The new site can be found at the existing domain www.grandviewgold.com

In keeping with the company’s commitment to create value for shareholders and provide optimum and timely access to company and industry news and opportunities, Grandview management have streamlined communications and adopted new irStream™ technology into their communications delivery program.

The new Grandview website affords users the opportunity to view company and industry information and news in the traditional way – by visiting the Company News page and browsing archives etc, but with the addition of irStream™, adds several innovative new information delivery options to the mix.

Using the irStream Player™ which can be found easily on the home page and in the Investor Centre of the Grandview website, users can view and/or search scrolling text, listen to and/or watch full audio or video interviews or interview segments, download entire or partial MP3 files to personal MP3 players or iPods, or download interviews in plain text or PDF format. Subscribers are notified of new postings as they are loaded onto the irStream Player™.

Grandview is the first public company to adopt irStream™ technology and is pleased by the element of convenience, transparency and intimacy it provides users. “irStream™ brings us closer to our shareholders,” says Grandview President and CEO Paul Sarjeant, “and allows us, in a more contextual way, to frequently communicate the enthusiasm, caution, and personality of the company with the very people who have invested in our business. Almost as if we were speaking with them directly.”

The company is expecting assay results from the Pony Creek, Nevada drilling program to start arriving mid November, and looks forward to utilizing the new web site and irStream™

Grandview Gold Inc.

to broadcast company news to shareholders in a variety or formats that not only meet all regulatory considerations, but, out of respect for individual preferences and time constraints, add layers of choice and convenience.

The Pony Creek property is optioned to Grandview Gold by Mill City Gold Corp. Grandview has an option to earn an undivided 60-per-cent interest in the Pony Creek property by incurring $3.5 -million (U.S.) in resource exploration and development expenditures over a three-year period. Grandview expects to complete the balance of its option agreement obligation with Mill City by the end of 2006.

Item 5.	Full Description of Material Change

November 9, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is very pleased to announce the launch of its new media-rich website. The new site can be found at the existing domain www.grandviewgold.com

In keeping with the company’s commitment to create value for shareholders and provide optimum and timely access to company and industry news and opportunities, Grandview management have streamlined communications and adopted new irStream™ technology into their communications delivery program.

The new Grandview website affords users the opportunity to view company and industry information and news in the traditional way – by visiting the Company News page and browsing archives etc, but with the addition of irStream™, adds several innovative new information delivery options to the mix.

Using the irStream Player™ which can be found easily on the home page and in the Investor Centre of the Grandview website, users can view and/or search scrolling text, listen to and/or watch full audio or video interviews or interview segments, download entire or partial MP3 files to personal MP3 players or iPods, or download interviews in plain text or PDF format. Subscribers are notified of new postings as they are loaded onto the irStream Player™.

Grandview is the first public company to adopt irStream™ technology and is pleased by the element of convenience, transparency and intimacy it provides users. “irStream™ brings us closer to our shareholders,” says Grandview President and CEO Paul Sarjeant, “and allows us, in a more contextual way, to frequently communicate the enthusiasm, caution, and personality of the company with the very people who have invested in our business. Almost as if we were speaking with them directly.”

The company is expecting assay results from the Pony Creek, Nevada drilling program to start arriving mid November, and looks forward to utilizing the new web site and irStream™ to broadcast company news to shareholders in a variety or formats that not only meet all regulatory considerations, but, out of respect for individual preferences and time constraints, add layers of choice and convenience.

The Pony Creek property is optioned to Grandview Gold by Mill City Gold Corp. Grandview has an option to earn an undivided 60-per-cent interest in the Pony Creek property by incurring $3.5 -million (U.S.) in resource exploration and development expenditures over a

Grandview Gold Inc.

three-year period. Grandview expects to complete the balance of its option agreement obligation with Mill City by the end of 2006.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 9th day of November 2006.

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.